Filed by Ocular Sciences, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Ocular Sciences, Inc.
Commission File No.: 000-22623

On July 28, 2004, Ocular Sciences, Inc. and The Cooper Companies, Inc. issued a joint press release. The text of the joint press release follows:

Contacts:
The Cooper Companies, Inc.	Ocular Sciences, Inc.
Norris Battin, Vice President	EVC Group, Inc.
Investor Relations and Communications	Doug Sherk/ Jennifer Beugelmans
Financial Media and Investors: +1-212-906-1792	+1-415 896-6820

U.S. Trade Media:
Tom Shone	Media: Sheryl Seapy
+1-585-264-3250	+1-415-272-3323

United Kingdom and Europe:
James Gardner
+44 2380 60 4504

Japan and Far East:
Michael Kohto
+61 2 9452 6200

THE COOPER COMPANIES TO ACQUIRE OCULAR SCIENCES

LAKE FOREST, Calif., and CONCORD, Calif., July 28, 2004 – The Cooper Companies, Inc. (NYSE: COO) and Ocular Sciences, Inc., (Nasdaq:OCLR) announced today that they have signed a definitive agreement for Cooper to acquire Ocular Sciences, Inc. in a merger for stock and cash having a value of $44.00 per share of Ocular’s common stock. This value is based on the average closing share price of Cooper’s common stock over the ten trading days ended July 27, 2004 of $56.72. The total purchase price is approximately $1.2 billion, which represents a premium of about 17.7% to the July 27, 2004 closing price of Ocular. Cooper expects the acquisition to be accretive to its earnings per share, exclusive of nonrecurring charges for accounting and restructuring, beginning in fiscal 2005.

At closing, Cooper will pay approximately $600 million in cash and issue approximately 10.3 million shares of its common stock to Ocular Sciences stockholders and option holders. The transaction is expected to close in the first quarter of Cooper’s 2005 fiscal year, which begins on November 1, 2004.

The Cooper Companies’ CooperVision unit, the world’s fourth largest contact lens manufacturer, is a leading global supplier of specialty contact lenses with estimated fiscal 2004 revenue of about $385 million. Ocular Sciences, the world’s fifth largest contact lens manufacturer, supplies primarily spherical and daily disposable contact lenses that are brand and product differentiated by distribution channel. Ocular Sciences expects calendar 2004 revenue of about $345 million. When combined, CooperVision will become the world’s third largest contact lens company.

Cooper also supplies medical devices to the women’s healthcare market through its CooperSurgical unit.

Cooper and Ocular Sciences believe that the transaction will offer a number of benefits to the shareholders, customers and employees of both companies.

•	The CooperVision and Ocular Sciences product lines are highly complementary. Ocular’s disposable spherical lenses, daily wear lenses and silicone hydrogel extended wear technology augment Cooper’s line of specialty lenses, making the combined entity fully competitive in all major contact lens product categories in all major markets around the world.

•	In North America, the world’s largest contact lens market, Ocular’s strength in large retail optometric chain customers complements Cooper’s concentration on independent professional optometric customers.

•	Ocular’s strong presence in Japan and the Asia Pacific region provides Cooper with more rapid access to significant market share in the world’s second largest contact lens market where Cooper currently has a low market share.

•	Ocular’s European operations, especially their strong position in Germany, complement Cooper’s strong British, French, Italian and Spanish businesses.

•	Ocular’s Gen II™ manufacturing process supports CooperVision’s CooperSync™ programs targeted at lower cost lens manufacturing resulting, over time, in reduced production costs allowing lower prices and improved gross margins.

“This acquisition represents an ideal strategic fit for Cooper. Ocular Sciences will add geographic and product line balance and manufacturing technology know-how. We expect to nearly double our revenue base and enhance our cash flow and profitability,” said A. Thomas Bender Cooper’s chief executive officer.

“Combining Cooper and Ocular Sciences is a strategic opportunity that immediately creates a company with significant scale and presence in all major markets around the world,” said John Fruth, Ocular Sciences’ founder and chairman, who will join Cooper’s board of directors. “The combined companies will offer our customers a wider choice of contact lens products for their patients,” Fruth noted.

“We expect the acquisition, excluding nonrecurring accounting and restructuring charges, to be accretive to Cooper’s earnings beginning in 2005. It should allow us to realize significant operational synergies in addition to benefits on the revenue line,” said Robert S. Weiss, Cooper’s executive vice president and chief financial officer. “We expect these operational synergies to generate about $40 to $50 million in annual pretax profits and be fully implemented within the next three years,” Weiss added.

Completion of the transaction, which has been unanimously approved by the boards of directors of both companies, is subject to customary closing conditions, including approvals of each company’s shareholders and expiration of the requisite waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. No other regulatory approvals are required prior to closing.

Revenue and Earnings Per Share Guidance

The table below shows Cooper’s estimates of the revenue and earnings of the combined company for the fiscal years 2005 through 2007 assuming no major change in exchange rates and assuming the transaction closes on November 1, 2004

COOPER REVENUE AND EARNING PER SHARE* GUIDANCE FISCAL 2005-2007

	2005	2006	2007
Total Revenue	$930 -$943 million	$1042-$1050 million	$1165-$1180 million
CooperVision	$815-$825 million	$915-$920 million	$1025-$1035 million
CooperSurgical	$115-$118 million	$127-$130 million	$140-$145 million
Earnings Per Share*	$3.25 -$3.35	$4.20-$4.30	$5.00-$5.10
Effective Tax Rate	21%	20%	20%

*	Exclusive of nonrecurring charges for accounting and restructuring

Cooper continues to be comfortable with its most recent guidance for the third quarter and fiscal year 2004.

Terms

Under terms of the merger agreement, each share of Ocular Sciences common stock will be exchanged for $22.00 in cash and 0.3879 of a share in Cooper common stock. Outstanding Ocular Sciences stock options will be redeemed for the spread between their exercise prices and the value of the merger consideration immediately prior to closing, if not previously exercised.

Cooper has received a commitment from Key Banc Capital Markets and JPMorgan Chase Bank to finance the cash consideration for the acquisition and to provide for the ongoing working capital and general corporate needs of Cooper. The commitment provides for up to $475 million in term loans and up to $275 million in revolving loans, on customary terms and conditions, and will also refinance Cooper’s existing bank facility, for which Key Banc Capital Markets acts as the Administrative Agent. The financing to be provided under the commitment will be secured by substantially all assets of the combined Cooper-Ocular entity and will mature between 5 and 7 years after the closing date.

Information

Cooper and Ocular Sciences will file a proxy statement/prospectus and other relevant documents concerning the transaction with the United States Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE ACQUISITION OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain these documents free of charge at the SEC web site (http://www.sec.gov). In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Cooper by contacting Christine Bender (Investor Relations), The Cooper Companies, Inc., 21062 Bake Parkway, Suite 200, Lake Forest, CA 92630, 949-597-4700, ir@coopercos.com. Investors and security holders may obtain free copies of the documents filed with the SEC by Ocular Sciences by contacting EVC Group, Inc, 90 Montgomery Street Suite 1001, San Francisco, CA 94165, 415-896-6820, ocular@evcgroup.com.

Cooper, Ocular Sciences and their respective officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the proposed merger. A description of the interests of the directors and executive officers of Cooper is set forth in Cooper’s proxy statement for its 2004 annual meeting, which was filed with the SEC on February 6, 2004. A description of the interests of the directors and executive officers of Ocular Sciences is set forth in Ocular Sciences’ proxy statement for its 2004 annual meeting, which was filed with the SEC on April 22, 2004. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the definitive proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Advisors

J.P. Morgan Securities Inc served as a financial advisor to The Cooper Companies and has provided an opinion to Cooper’s board of directors as to the fairness, from a financial point of view, of the transaction to Cooper. Key Banc Capital Markets also served as a financial advisor to Cooper; Latham & Watkins LLP served as Cooper’s legal advisor. Morgan Stanley served as financial advisor to Ocular Sciences. Fenwick & West LLP served as their legal advisor.

Conference Call

Cooper will host a live conference call and Web cast on Thursday, July 29, 2004 at 9 a.m. EDT to discuss the Ocular Sciences transaction. It will be available on Cooper’s website at www.coopercos.com and www.streetevents.com. Ocular Science management will participate in the call. To access the live call in the United States, dial 1-866-800-8649 conference ID # 96035982. From outside the U.S., call 1-617-614-2703. A replay will be available at 1-888-286-8010 approximately one hour after the call ends and remain available for 30 days.

The conference call may include a discussion of non-GAAP financial measures, which, to the extent not so qualified during the conference call, is qualified by GAAP reconciliation information that will be made available on Cooper’s website. The conference call may include forward-looking information, which along with the supplementary information and this news release, is subject to the cautionary statements that follow.

Cooper Companies Forward-Looking Statements

This news release contains “forward-looking statements” as defined by the Private Securities Litigation Reform Act of 1995. These include certain statements about the merger with Ocular Sciences, our capital resources, performance and results of operations. In addition, all statements regarding anticipated growth in our revenue, anticipated market conditions, planned product launches and results of operations are forward-looking. To identify these statements look for words like “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates” or “anticipates” and similar words or phrases. Discussions of strategy, plans or intentions often contain forward-looking statements. Forward-looking statements necessarily depend on assumptions, data or methods that may be incorrect or imprecise and are subject to risks and uncertainties. These include risks related to the inability to obtain, or meet conditions imposed for governmental and other approvals of the proposed merger, including approval by stockholders of both companies; the risk that the Cooper and Ocular businesses will not be integrated successfully; risks related to any uncertainty surrounding the merger, and the costs related to the merger; the risk that the combined company may not continue to realize anticipated benefits from its cost-cutting measures; the ultimate validity and enforceability of the companies’ patent applications and patents and the possible infringement of the intellectual property of others.

Events, among others, that could cause actual results and future actions to differ materially from those described in forward-looking statements include major changes in business conditions, a major disruption in the operations of our manufacturing facilities, new competitors or technologies, significant delays in new product introductions, the impact of an undetected virus on our computer systems, acquisition integration delays or costs (including with respect to the Ocular Sciences integration), increases in interest rates, foreign currency exchange exposure, investments in research and development and other start-up projects, dilution to earnings per share from acquisitions or issuing stock, worldwide regulatory issues, including product recalls and the effect of healthcare reform legislation, cost of complying with new corporate governance requirements, changes in tax laws or their interpretation, changes in geographic profit mix effecting tax rates, significant environmental cleanup costs above those already accrued, litigation costs including any related settlements or judgments, cost of business divestitures, the requirement to provide for a significant liability or to write off a significant asset, including impaired goodwill, changes in accounting principles or estimates, including the potential cost of expensing stock options, and other events described in our Securities and Exchange Commission filings, including the “Business” section in our Annual Report on Form 10-K for the year ended October 31, 2003. We caution investors that forward-looking statements reflect our analysis only on their stated date. We disclaim any intent to update them except as required by law.

About The Cooper Companies, Inc.

The Cooper Companies, Inc. manufactures and markets specialty healthcare products through its CooperVision and CooperSurgical units. Its corporate offices are in Lake Forest and Pleasanton, Calif. Its World Wide Web address is www.coopercos.com. A toll free interactive telephone system at 1-800-334-1986 provides stock quotes, recent press releases and financial data.

CooperVision manufacturers and markets contact lenses and ophthalmic surgery products. Headquartered in Lake Forest, Calif., it manufactures in Huntington Beach, Calif., Rochester, N.Y., Norfolk, Va., Adelaide, Australia, Hamble, England, Madrid, Spain and Toronto. Its Web address is www.coopervision.com.

CooperSurgical manufactures and markets diagnostic products, surgical instruments and accessories to the women’s healthcare market. With headquarters and manufacturing facilities in Trumbull, Conn., it also manufactures in Pasadena, Calif., North Normandy, Ill., Fort Atkinson, Wis., Malmo, Sweden, Montreal and Berlin. Its World Wide Web address is www.coopersurgical.com.

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